FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

November 10th , 2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2004 Third Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 10th, 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the “Registrant”) BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact: Chai Toren, CFO and Vice President Finance Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor relations Contacts: Ehud Helft / Kenny Green GK International Investor Relations Tel: +1-866-704-6710 E-mail : Ehud@gk-biz.com Kenny@gk-biz.com

Company Press Release

Nova Measuring Instruments Announces 2004 Third Quarter Results,
Continuing Trend of Growth in Revenue, Margins and Profit

Rehovoth, Israel, – November 10, 2004 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today reported results for the third quarter of 2004.

2004 Third Quarter Results

        Total revenues for the third quarter of 2004 were $10.7 million, a 45% increase over revenues of $7.4 million reported for the third quarter of 2003 and a 5% sequential increase over revenues of $10.2 million reported for the second quarter of 2004. Total revenues for the first 9 months of 2004 were $30.1 million, a 62% increase over revenues of $18.6 million reported for the first three quarters of 2003.

        The Company reported a gross profit of $5.1 million compared with gross profit of $3.1 million for the third quarter of 2003 and gross profit of $4.7 million for the previous quarter. This represents a sequential and year-over-year improvement in gross margins. Gross margin for the third quarter of 2004 was 47.4% compared with 41.6% for the third quarter of 2003 and 46.0% for the previous quarter.

        Research and development expenses were $2.1 million (20% of revenues) compared with $1.8 million (25% of revenues) in the third quarter of 2003, and $2.0 million (20% of revenues) in the second quarter of 2004. Sales and marketing expenses were $1.8 million (16% of revenues) as compared with $1.7 million (23% of revenues) in the third quarter of 2003, and $1.7 million (16% of revenues) in the second quarter of 2004. General and Administrative expenses remained more or less flat at US$0.6 million during the third quarter of 2004, compared with US$0.5 million in the third quarter of 2003 and US$0.6 million during the previous quarter.

        Operating income for the quarter was $0.6 million (5.6% of revenues), compared with operating loss of $0.9 million for the third quarter of 2003 and $0.4 million (3.4% of revenues) as reported in the previous quarter.

        Net income for the quarter was $0.8 million or $0.05 per share, compared with a net loss of $0.8 million, or $0.06 per share, for the third quarter of 2003 and profit of $0.5 million, or $0.03 per share, for the second quarter of 2004.

        Cash and cash equivalents, bank deposits and held to maturity securities at the end of the quarter were $30.9 million, an increase of $1.6 million compared to the previous quarter.

        Dr. Giora Dishon, President & CEO of Nova commented, “The third quarter results reflect continuous improvements and growth in the company. It is the third consecutive quarter with growing net income and the 13th quarter of continuous growth (excluding the first quarter of 2003). The company has achieved a gradual increase in net profit and 2004 year to date profit is $1.3 million or 4% of the first 9 months revenues. The continuing improvement in our financial performance has been in line with the outlook we provided at the beginning of the July quarter. For the fourth quarter of 2004, as previosuly guided, we expect revenues to remain flat sequentially. As we have explained, this is due to the current limited visibility in the semiconductor equipment market. “

Dr. Dishon added, “The market is experiencing a moderate downturn and the various market research reports indicate a 5-20% decline for the semiconductor equipment sector in 2005. However, with the growing usage of Integrated Metrology, our expansion into new areas such as Copper CMP and Etch, and with maintaining over 60% market share in the integrated metrology market, we expect to continue to grow in the next year.”

The Company will host a conference call today, November 10, 2004, at 14:00 EST. To participate please dial in the U.S: 1-866-500-4964 or internationally: +972-3-925-5910 at least 5 minutes before the start of the call. A conference call presentation will be available for download on the company’s website www.nova.co.il, before and during the call.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
SEQUENTIAL COMPARISON
(U.S.dollars in thousands, except per share data)

	Three months ended
	September 30, 2004	June 30, 2004
	(unaudited)

REVENUES:
Product sales	8,602	7,921
Services	2,083	2,296

	10,685	10,217

COST OF REVENUES:
Product sales	3,916	3,784
Services	1,702	1,729

	5,618	5,513

GROSS PROFIT	5,067	4,704

OPERATING EXPENSES
Research & Development expenses, net	2,124	2,045
Sales & Marketing expenses	1,751	1,666
General & Administrative expenses	591	641

	4,466	4,352

OPERATING PROFIT (LOSS)	601	352
INTEREST INCOME	160	98

NET INCOME FOR THE PERIOD	761	450

EARNINGS PER SHARE	0.05	0.03

Comments:
1. Employee Stock Based Compensation expenses	-	-

2. Shares for calculation of earnings (loss) per
share
Basic and Diluted	15,268	15,261

3. The adjusted results excluding Employee Stock
Based Compensation:
Gross profit	5,067	4,704
Operating expenses	4,466	4,352
Net Income	761	450
Earnings per share	0.05	0.03

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
YEAR-OVER-YEAR COMPARISON
(U.S. dollars in thousands, except per share data)

	Three months ended
	September 30, 2004	September 30, 2003
	(unaudited)

REVENUES:
Product sales	8,602	5,827
Services	2,083	1,565

	10,685	7,392

COST OF REVENUES:
Product sales	3,916	2,794
Services	1,702	1,526

	5,618	4,320

GROSS PROFIT	5,067	3,072

OPERATING EXPENSES
Research & Development expenses, net	2,124	1,813
Sales & Marketing expenses	1,751	1,727
General & Administrative expenses	591	466

	4,466	4,006

OPERATING PROFIT (LOSS)	601	(934)

INTEREST INCOME	160	87

NET INCOME (LOSS) FOR THE PERIOD	761	(847)

EARNINGS (LOSS) PER SHARE	0.05	(0.06)

Comments:
1.Employee Stock Based Compensation expenses	-	134

2.Shares for calculation of earnings (loss) per
share Basic and Diluted	15,268	14,988

3.The adjusted results excluding employee
Stock Based Compensation:
Gross profit	5,067	3,088
Operating expenses	4,466	3,888
Net Income (Loss)	761	(713)
Earnings (Loss) per share	0.05	(0.05)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine months ended
	September 30, 2004	September 30, 2003
	(unaudited)

REVENUES:
Product sales	23,994	14,644
Services	6,080	3,954

	30,074	18,598

COST OF REVENUES:
Product sales	11,305	7,129
Services	4,933	4,458

	16,238	11,587

GROSS PROFIT	13,836	7,011

RATING EXPENSES
Research & Development expenses, net	6,295	5,570
Sales & Marketing expenses	4,920	5,018
General & Administrative expenses	1,689	1,540

	12,904	12,128

OPERATING PROFIT (LOSS)	932	(5,117)

INTEREST INCOME	348	328

NET INCOME (LOSS) FOR THE PERIOD	1,280	(4,789)

EARNINGS (LOSS) PER SHARE	0.08	(0.32)

Comments:
1. Employee Stock Based Compensation expenses	-	407

2. Shares for calculation of earnings (loss)
per share Basic and Diluted	15,251	14,953

3. The adjusted results excluding employee
Stock Based Compensation:
Gross profit	13,836	7,060
Operating expenses	12,904	11,770
Net Income (Loss)	1,280	(4,382)
Earnings (Loss) per share	0.08	(0.29)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of September 30,	As of December 31, 2003
	2004
	(unaudited)

CURRENT ASSETS
Cash and cash equivalents	14,499	26,634
Short-term interest-bearing bank deposits	2,033	711
Held to maturity securities	3,499	4,296
Trade accounts receivable	8,106	5,804
Inventories	4,467	4,152
Other current assets	1,290	1,244

	33,894	42,841

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	501	1,386
Held to maturity securities	10,416	-
Other long- term assets	298	242
Severance pay funds	2,190	2,024
Fixed assets, net	1,521	1,425

	14,926	5,077

	48,820	47,918

CURRENT LIABILITIES
Trade accounts payable	5,053	5,389
Other current liabilities	6,145	7,102
	11,198	12,491

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,975	2,653
Deferred Income	355	263
Other long-term liability	143	175

	3,473	3,091

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid-in capital	73,216	72,785
Deferred stock-based compensation	-	(122)
Accumulated other comprehensive income (loss)	(7)	13
Accumulated deficit	(39,106)	(40,386)

	34,149	32,336

	48,820	47,918